EXHIBIT 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the Company's ratios of consolidated earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the periods presented:

	Three Months Ended March 31,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006

Ratio of earnings to fixed charges (a)	(b)	4.67	(b)	2.38	2.39	2.78
Ratio of earnings to fixed charges and preferred stock dividends (c)	(b)	4.67	(b)	2.38	2.39	2.78

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(a)    The ratio has been computed by dividing earnings by fixed charges.  For purposes of computing the ratio:

•
earnings consist of income from continuing operations before income taxes, cumulative effect of change in accounting principle, adjustments for net income or loss attributable to noncontrolling interests and the Company's share of investee's income or loss accounted for under the equity method, and adjustment for capitalized interest, plus fixed charges and the Company's share of distributed income from investees accounted for under the equity method; and

•	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.

(b)
The ratios indicate a less than one-to-one coverage because the earnings are inadequate to cover the fixed charges (i) during the three months ended March 31, 2011 by $116.8 million and (ii) for the year ended December 31, 2009 by $266.9 million.

(c)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

•
earnings consist of income from continuing operations before income taxes, cumulative effect of change in accounting principle, adjustments for net income or loss attributable to noncontrolling interests and the Company's share of investee's income or loss accounted for under the equity method, and adjustment for capitalized interest, plus fixed charges and the Company's share of distributed income from investees accounted for under the equity method and preferred stock dividends, net of preferred stock dividends of a consolidated subsidiary; and

•
fixed charges and preferred stock dividends consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense, preferred stock dividends of a consolidated subsidiary and preferred stock dividends.